Filed Pursuant to Rule 424b

File Nos. 333-255199; 811-23653

Thirdline Real Estate Income Fund (TREIX)

(the “Fund”)

November 4, 2026

Supplement to the Prospectus, and
Statement of Additional Information (“SAI”),
each originally dated July 31, 2026, as previously supplemented September 16, 2026

I.	Fund Name and Ticker Change – Important Notice Regarding Change in Fund’s Name

Effective December 1, 2026, the Fund’s name will change to “Northmarq Real Estate Income Fund” and its ticker symbol will change to “NREIX”. Accordingly, effective December 1, 2026, all references in the Prospectus and SAI to “Thirdline Real Estate Income Fund” are replaced with “Northmarq Real Estate Income Fund” and all references to “TREIX” are changed to “NREIX”.

II.	Important Notice Regarding Reverse Stock Split

The Board of Trustees of the Trust has approved a reverse stock split of the issued and outstanding shares of the Northmarq Real Estate Income Fund (the “Reverse Stock Split”). The Reverse Stock Split for the Fund will be completed after the close of business December 1, 2026, resulting in the Fund’s net asset value per share increasing to $25.00 per share.

As a result of the Reverse Stock Split, for each share of the Fund that a shareholder holds as of the close of business on December 1, 2026, the shareholder will receive a proportional number of whole shares of the Fund with the same aggregate dollar value, plus the cash value (at net asset value) of any fractional shares resulting from the Reverse Stock Split. Thus, the total dollar value of a shareholder’s investment in shares of the Fund, when added to any cash received in lieu of fractional shares, will not change due to the Reverse Stock Split, and each shareholder will continue to own approximately the same percentage (by value) of shares of the Fund immediately following the Reverse Stock Split (adjusted for any fractional shares paid in cash) as the shareholder owned immediately prior to the Reverse Stock Split. In addition, the Reverse Stock Split will not result in a material change in a shareholder’s proportional Fund ownership or voting rights, as the shares received as part of the Reverse Stock Split will provide a shareholder with approximately the same proportional Fund ownership and voting rights as the shares of the Fund owned prior to the Reverse Stock Split, adjusted by any fractional shares paid in cash. Receipt of cash in lieu of fractional shares may result in a taxable event to shareholders, and each shareholder should consult with the shareholder’s own tax advisers with respect to the appropriate treatment of the receipt of such cash payment.

See Schedule A for more information on the Reverse Stock Split.

SCHEDULE A

Fund Name	Ticker Symbol	Split Ratio	Date of Split
Northmarq Real Estate Income Fund	NREIX	1:2.993486*	December 1, 2026

*The split ratio, which is designed to result in the Fund’s net asset value per share increasing to $25.00 per share, is subject to change based on movements in the Fund’s net asset value.

Please retain this Supplement for future reference.